NUTRITION 21, INC.
4 Manhattanville Road
Purchase, New York 10577
(914) 701-4500

October 19, 2007

By EDGAR “CORRESP”

Gregory S. Belliston
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NUTRITION 21, INC. (“COMPANY”)
SCHEDULE 14A (“SCHEDULE”)
FILED OCTOBER 12, 2007
FILE NO. 1-31326

Dear Mr. Belliston:

Thank you for your letter of October 17, 2007. At your request, we are responding to each of your points. We are keying our responses to your comments.

1.	Comment 1:

(a)
In Comment 1 you asked that we state approximately how many shares may be issued as dividends on the Preferred Stock. The Company will amend the second paragraph following “Summary of Certain Provisions of the Preferred Stock” on page 24 to read:

The Preferred Stock pays cumulative dividends at the annual rate of 8%. Dividends are payable in cash, provided that in certain circumstances we may elect to pay dividends in shares of common stock valued at 90% of the then 20 consecutive trading day volume weighted average price of our common stock. We will issue a total of 7,012,346 shares of common stock as dividends on the Preferred Stock, assuming that no Preferred Stock is converted before maturity on September 11, 2011, we elect and are permitted to pay all dividends on the Preferred Stock in shares of common stock, and the volume weighted average price of our common stock is $0.90 in all relevant calculation periods. As of October 17, 2007, the 20 consecutive trading day volume weighted average price of our common stock was $0.90. The number of shares of common stock issuable as dividends on the Preferred Stock will increase if the relevant volume weighted average price of our common stock declines, and will decrease if the relevant volume weighted average price of our common stock increases or if Preferred Stock is converted prior to maturity.

(b)
In Comment 1 you further requested that we state whether the company currently has any plans—even plans that have not yet progressed to the "definitive agreement" stage—to issue any of the shares that would be authorized through this proposal. Describe any plans the company has and state the approximate number of shares that may be issued pursuant to each such plan. After discussing the plans, include a statement that the company has no other plans besides the ones that are described. The Company will amend the second paragraph following “Other Considerations” on page 27 to read:

We have no plans to issue any shares that would be authorized through this proposal, other than the issuance of common stock upon conversion or exercise by their holders of our outstanding preferred stock or warrants, or as dividends on our outstanding preferred stock. We have no other plans to issue any shares that would be authorized through this proposal. Although we continually consider acquisitions of businesses, products and licenses, we have no plans respecting any merger or consolidation or acquisition of another business, product or license, or the sale or liquidation of our company or our business.

(c)
You further requested in Comment 1 that it be clear from our discussion how many shares we currently have authorized, outstanding, reserved for issuance, and available for issuance and that it should also be clear, to the extent we have determined, how many shares may be issued pursuant to plans we currently have. The Company has provided this information in a table on page 27.

2.
In Comment 2 you requested that we include the disclosure described in Item 13(a) of Schedule 14A. See Item 11(e) of Schedule 14A. The Company will amend the Schedule to include the information described in Item 13(a).

3.
In Comment 3 you noted: If you wish to incorporate by reference the disclosure described in Item 13(a), please ensure you do so in accordance with Item 13(11). The degree to which a company can incorporate by reference depends upon the company's eligibility to use Form 5-3. We note that disclosure on page 36 of the Form 10-K filed on September 28, 2007 suggests that dividends on the company's Series I Preferred Stock may currently be "unpaid." The existence of accrued and unpaid dividends on cumulative preferred stock disqualifies a company from Form S-3.

(a)
The Company will amend the Schedule to directly include the information required by Item 13(a) and will not incorporate such information by reference. By way of information, there are no accrued and unpaid dividends on any Preferred Stock. The ambiguous wording that you referenced has been corrected in a Form 10K/A that the Company filed on October 19, 2007.

4.
In Comment 4 you requested that we identify the purchasers in the transaction that is the subject of Proposal 4, and disclose their potential beneficial ownership. You further requested that we provide this disclosure in the form of a percentage as well as the number of shares they could hold and that we include this disclosure both in the discussion of Proposal 4 and on the first page of the proxy statement.

In response to your Comment 4, we have amended the Schedule to add this information on pages 1 and 30.

The company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the 'United States.

Sincerely,

/s/ Benjamin T. Sporn
Benjamin T. Sporn
Vice President, General Counsel and Secretary
Direct Dial 914-701-4503
Cell Phone 917-971-2791

Copy to::	Jeffrey Folger
Phone  (212) 697-6464
Fax       (212) 697-7833